Mail Stop 0510
      June 9, 2005

via U.S. mail and facsimile

Mr. Brian Woldt
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 South Dakota Highway 34
P.O. Box 100
Wentworth, South Dakota 57075

	Re:	Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-50254


Dear Mr. Woldt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at
(202) 551-3692 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE